Goldleaf Financial Solutions, Inc.
9020 Overlook Boulevard, Third Floor
Brentwood, Tennessee 37027
(615) 221-8400
September 29, 2006
Via Edgar and Facsimile
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Barbara Jacobs

Re:	Goldleaf Financial Solutions, Inc.
Registration Statement on Form S-1
Registration No. 333-133542
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned Registrant hereby requests acceleration of the above-referenced Registration Statement so that it will be declared effective at 4:00 p.m., Washington, D.C. time, on October 3, 2006, or as soon thereafter as is practicable.
     We hereby acknowledge that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact our counsel, Charles Vaughn of Nelson Mullins Riley & Scarborough LLP, at 404-817-6189 if you have any questions concerning this request.

Goldleaf Financial Solutions, Inc.
By:	/s/ G. Lynn Boggs
G. Lynn Boggs
Chief Executive Officer